 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 __________________ SCHEDULE 13D INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. _______)* REPUBLIC COMPANIES GROUP, INC. (Name of Issuer) Common Stock, $0.01 Par Value (Title of Class of Securities) 760349100 (CUSIP Number) J. Travis Hain Banc of America Capital Investors Bank of America Corporate Center 100 N. Tryon Street, 25th Floor Charlotte, North Carolina 28255 (704) 386-7839 With a copy to: Sean M. Jones, Esq. Kennedy Covington Lobdell and Hickman, L.L.P. 214 North Tryon Street Hearst Tower, 47th Floor Charlotte, North Carolina 28202 (704) 331-7406 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 4, 2006 (Date of Event Which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). -------------------------------------------------------------------- 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P. -------------------------------------------------------------------- -------------------------------------------------------------------- 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] ] (b)[X]* [X]* -------------------------------------------------------------------- -------------------------------------------------------------------- 3 SEC USE ONLY -------------------------------------------------------------------- -------------------------------------------------------------------- 4 SOURCE OF FUNDS Not applicable -------------------------------------------------------------------- -------------------------------------------------------------------- 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware -------------------------------------------------------------------- -------------------------------------------------------------------- 7 SOLE VOTING POWER 0 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ------------------------------------------------------- ------------------------------------------------------- 8 SHARED VOTING POWER 5,031,450* ------------------------------------------------------- ------------------------------------------------------- 9 SOLE DISPOSITIVE POWER 0 ------------------------------------------------------- ------------------------------------------------------- 10 SHARED DISPOSITIVE POWER 2,532,761 -------------------------------------------------------------------- -------------------------------------------------------------------- 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*? -------------------------------------------------------------------- -------------------------------------------------------------------- 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5) -------------------------------------------------------------------- -------------------------------------------------------------------- 14 TYPE OF REPORTING PERSON PN -------------------------------------------------------------------- -------------------------------------------------------------------- 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC -------------------------------------------------------------------- -------------------------------------------------------------------- 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] ] (b)[X]* [X]* -------------------------------------------------------------------- -------------------------------------------------------------------- 3 SEC USE ONLY -------------------------------------------------------------------- -------------------------------------------------------------------- 4 SOURCE OF FUNDS Not applicable -------------------------------------------------------------------- -------------------------------------------------------------------- 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware -------------------------------------------------------------------- -------------------------------------------------------------------- 7 SOLE VOTING POWER 0 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ------------------------------------------------------- ------------------------------------------------------- 8 SHARED VOTING POWER 5,031,450* ------------------------------------------------------- ------------------------------------------------------- 9 SOLE DISPOSITIVE POWER 0 ------------------------------------------------------- ------------------------------------------------------- 10 SHARED DISPOSITIVE POWER 2,532,761 -------------------------------------------------------------------- -------------------------------------------------------------------- 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195* -------------------------------------------------------------------- -------------------------------------------------------------------- 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5) -------------------------------------------------------------------- -------------------------------------------------------------------- 14 TYPE OF REPORTING PERSON OO -------------------------------------------------------------------- -------------------------------------------------------------------- 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANC OF AMERICA CAPITAL MANAGEMENT, L.P. -------------------------------------------------------------------- -------------------------------------------------------------------- 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] ] (b)[X]* [X]* -------------------------------------------------------------------- -------------------------------------------------------------------- 3 SEC USE ONLY -------------------------------------------------------------------- -------------------------------------------------------------------- 4 SOURCE OF FUNDS Not applicable -------------------------------------------------------------------- -------------------------------------------------------------------- 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware -------------------------------------------------------------------- -------------------------------------------------------------------- 7 SOLE VOTING POWER 0 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ------------------------------------------------------- ------------------------------------------------------- 8 SHARED VOTING POWER 5,031,450* ------------------------------------------------------- ------------------------------------------------------- 9 SOLE DISPOSITIVE POWER 0 ------------------------------------------------------- ------------------------------------------------------- 10 SHARED DISPOSITIVE POWER 2,532,761 -------------------------------------------------------------------- -------------------------------------------------------------------- 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195* -------------------------------------------------------------------- -------------------------------------------------------------------- 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5) -------------------------------------------------------------------- -------------------------------------------------------------------- 14 TYPE OF REPORTING PERSON PN -------------------------------------------------------------------- -------------------------------------------------------------------- 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BACM I GP, LLC -------------------------------------------------------------------- -------------------------------------------------------------------- 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] ] (b)[X]* [X]* -------------------------------------------------------------------- -------------------------------------------------------------------- 3 SEC USE ONLY -------------------------------------------------------------------- -------------------------------------------------------------------- 4 SOURCE OF FUNDS Not applicable -------------------------------------------------------------------- -------------------------------------------------------------------- 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware -------------------------------------------------------------------- -------------------------------------------------------------------- 7 SOLE VOTING POWER 0 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ------------------------------------------------------- ------------------------------------------------------- 8 SHARED VOTING POWER 5,031,450* ------------------------------------------------------- ------------------------------------------------------- 9 SOLE DISPOSITIVE POWER 0 ------------------------------------------------------- ------------------------------------------------------- 10 SHARED DISPOSITIVE POWER 2,532,761 -------------------------------------------------------------------- -------------------------------------------------------------------- 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195* -------------------------------------------------------------------- -------------------------------------------------------------------- 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5) -------------------------------------------------------------------- -------------------------------------------------------------------- 14 TYPE OF REPORTING PERSON OO -------------------------------------------------------------------- -------------------------------------------------------------------- 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. TRAVIS HAIN -------------------------------------------------------------------- -------------------------------------------------------------------- 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] ] (b)[X]* [X]* -------------------------------------------------------------------- -------------------------------------------------------------------- 3 SEC USE ONLY -------------------------------------------------------------------- -------------------------------------------------------------------- 4 SOURCE OF FUNDS Not applicable -------------------------------------------------------------------- -------------------------------------------------------------------- 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware -------------------------------------------------------------------- -------------------------------------------------------------------- 7 SOLE VOTING POWER 0 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ------------------------------------------------------- ------------------------------------------------------- 8 SHARED VOTING POWER 5,031,450* ------------------------------------------------------- ------------------------------------------------------- 9 SOLE DISPOSITIVE POWER 0 ------------------------------------------------------- ------------------------------------------------------- 10 SHARED DISPOSITIVE POWER 2,532,761 -------------------------------------------------------------------- -------------------------------------------------------------------- 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195* -------------------------------------------------------------------- -------------------------------------------------------------------- 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] -------------------------------------------------------------------- -------------------------------------------------------------------- 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5) -------------------------------------------------------------------- -------------------------------------------------------------------- 14 TYPE OF REPORTING PERSON IN -------------------------------------------------------------------- * Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a "group" for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 3,769,434 shares of Common Stock (as defined herein) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement. The Reporting Persons (as hereinafter defined) are filing this statement on Schedule 13D (this "Statement") to report their entry into the Stockholders Agreement (as hereinafter defined) and to amend and supplement the Schedule 13G originally filed by the Reporting Persons on February 8, 2006 (the "Schedule 13G"). As a result of the Stockholders Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act" or the "Exchange Act"), the Reporting Persons expressly disclaim beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares. Item 1. Security and Issuer. This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Republic Companies Group, Inc., a Delaware corporation (the "Company"), with its principal executive office located at 222 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. Item 2. Identity and Background. This Statement is being jointly filed pursuant to Rule 13d-1(a) and 13d-1(k) under the Exchange Act by (i) Banc of America Capital Investors SBIC, L.P., a Delaware limited partnership ("BACI"), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement (as hereinafter defined) with respect to the Common Stock, (ii) Banc of America Capital Management SBIC, LLC, a Delaware limited liability company ("BACM LLC"), in its capacity as the sole general partner of BACI, (iii) Banc of America Capital Management, L.P., a Delaware limited partnership ("BACM LP"), in its capacity as the sole member of BACM LLC, (iv) BACM I GP, LLC, a Delaware limited liability company ("BACM GP"), in its capacity as the sole general partner of BACM LP and the ultimate general partner of BACI and (v) J. Travis Hain, in his capacity as the sole managing member of BACM GP. The persons described in items (i) through (v) are referred to herein as the "Reporting Persons." The principal business of BACI is making equity, debt and mezzanine investments. The principal business of BACM LLC is being the sole general partner of BACI. The principal business of BACM LP is being the sole member of BACM LLC. The principal business of BACM GP is being the sole general partner of BACM LP. Mr. Hain's principal occupation is serving as the managing member of BACM GP, the managing member of BA Equity Management GP, LLC ("BA Equity Management") and as an employee of a subsidiary of Bank of America Corporation ("Bank of America"). The principal business of BA Equity Management is making indirect equity, debt and mezzanine investments. The principal address of BA Equity Management is Bank of America Corporate Center, 100 North Tryon Street, Floor 25, Charlotte, North Carolina 28255. Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the business of providing general banking and financial services through its subsidiaries. The principal address of Bank of America is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255. The principal business and principal office address of each of the Reporting Persons is Bank of America Corporate Center, 100 North Tryon Street, Floor 25, Charlotte, North Carolina 28255 Information concerning each executive officer, director and controlling person of BACI, BACM LLC, BACM LP and BACM GP (the "Listed Persons") is listed on Annex A attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States. During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons may have been deemed to have acquired beneficial ownership of 3,769,434 shares of the Common Stock pursuant to the Stockholders Agreement, dated August 4, 2006 (the "Stockholders Agreement"), among Arrow Capital US Inc. ("Arrow"), and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P. and Greenhill Capital, L.P. (collectively, the "Greenhill Stockholders"), Brazos Equity Fund 2000, L.P. ("Brazos," and together with the Greenhill Stockholders, the "Other Stockholder Parties") and BACI. BACI and the Other Stockholder Parties are collectively referred to herein as the "Stockholders." The Stockholders Agreement was entered into for the purpose of inducing Arrow to enter into and complete the transactions contemplated by the Merger Agreement (as hereinafter defined), and the Reporting Persons did not pay any additional consideration in connection with the execution and delivery of the Stockholders Agreement or the Merger Agreement. As a result of transactions occurring prior to the execution of the Stockholders Agreement, the Reporting Persons are beneficial owners of 2,532,761 shares of the Common Stock, as previously disclosed in the Schedule 13G. Such shares were acquired by BACI in connection with the Company's initial public offering on August 8, 2005. Prior to the initial public offering, BACI purchased certain shares of common and preferred stock of the Company (the "Pre-IPO Shares") in August 2003 with cash, which shares were converted into 2,532,761 shares of Common Stock in connection with the initial public offering of the Company. The funds for the purchases of the Pre-IPO Shares were provided from the working capital of BACI and its affiliates. Item 4. Purpose of Transaction. The Reporting Persons entered into the Stockholders Agreement covering the Common Stock to which this Statement relates for the purpose of inducing Arrow to enter into the Agreement and Plan of Merger, dated as of August 4, 2006 (the "Merger Agreement"), among Arrow, Arrow Subsidiary Corporation, a wholly-owned subsidiary of Arrow ("Merger Sub"), Delek Group Ltd. and the Company, and for the purpose of inducing Arrow to complete the transactions contemplated thereby. Pursuant to the Stockholders Agreement, each of the Stockholders agreed, among other things, (i) not to sell or transfer any of their shares of the Common Stock of the Company prior to the earlier to occur of the effective time of the Merger (as hereinafter defined) or the date upon which the Merger Agreement is terminated in accordance with its terms, and (ii) to vote (or cause to be voted) all shares of Common Stock that such Stockholder has the power to vote (a) in favor of the Merger and the adoption of the Merger Agreement by the Company and the transactions contemplated thereby, (b) against any Acquisition Proposal (as defined in the Stockholders Agreement) submitted for approval to the stockholders of the Company or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement not being fulfilled and (c) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement. BACI's voting obligations under the Stockholders Agreement do not extend to the 1,270,745 shares of Common Stock deposited into the Voting Trust Agreement described in Item 6 below. Each Stockholder also granted Arrow an irrevocable proxy coupled with an interest to vote such shares of Common Stock that such Stockholder has the power to vote as provided for in the Stockholders Agreement. The Merger Agreement provides, among other things, for the Merger Sub to be merged with and into the Company (the "Merger"), upon which the separate existence of the Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger and as a wholly-owned subsidiary of Arrow. As a result of the Merger, (i) each issued and outstanding share of the Common Stock of the Company will be cancelled and converted automatically into the right to receive $20.40 in cash and (ii) except as otherwise provided in the Merger Agreement, each Outstanding Option, as defined in Section 2.4 of the Merger Agreement, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the product of the number of shares of the Common Stock of the Company that would have been acquired upon the exercise of the Outstanding Option multiplied by the difference between $20.40 and the exercise price per share of the Common Stock subject to such Outstanding Option. The consummation of the Merger is subject to various conditions, including the approval by the affirmative vote of a majority of the outstanding shares of Common Stock of the Company and the receipt of certain regulatory and other approvals. The foregoing descriptions of the transactions contemplated by the Stockholders Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the respective agreements, copies of which are filed as Exhibits 99.2 and 99.3, respectively. Exhibits 99.2 and 99.3 are specifically incorporated herein by reference in answer to this Item 4. Except as set forth in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, have formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company's business or corporate structure, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Item 5. Interest in Securities of the Issuer. (a) Each of the Reporting Persons beneficially owns, either directly or indirectly, an aggregate of 2,532,761 shares, or approximately 18.0%, of the Common Stock. By virtue of the Stockholders Agreement, the Reporting Persons and Other Stockholder Parties may be considered members of a "group," within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a "group," to beneficially own in the aggregate 6,302,195 shares, or approximately 44.7%, of the issued and outstanding Common Stock, which amount includes 3,769,434 shares attributable to the Other Stockholder Parties. Pursuant to the Stockholders Agreement, (i) Greenhill Capital Partners, L.P. represented that it beneficially owns 1,743,870 shares of Common Stock; (ii) Greenhill Capital Partners (Cayman), L.P. represented that it beneficially owns 249,186 shares of Common Stock; (iii) Greenhill Capital Partners (Executive), L.P. represented that it beneficially owns 275,256 shares of Common Stock; (iv) Greenhill Capital, L.P. represented that it beneficially owns 551,327 shares of Common Stock; and (v) Brazos Equity Fund 2000, L.P. represented that it beneficially owns 949,795 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned by the Other Stockholder Parties. The foregoing calculations of percentage ownership are based on 14,099,390 shares of Common Stock issued and outstanding as of July 31, 2006, as represented by the Company in the Merger Agreement. (b) The Reporting Persons share power to vote 1,262,016 shares of Common Stock and share power to dispose of 2,532,761 shares of Common Stock. By virtue of the Stockholders Agreement, however, each of the Reporting Persons may be deemed to have shared power to vote 5,031,450 shares of the Common Stock. (c) Except as described in Items 3, 4 and 6 hereto, none of the Reporting Persons and, to the best of each Reporting Persons' knowledge, none of the Listed Persons has effected a transaction in shares of Common Stock during the past 60 days. (d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons. (e) Not applicable. Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer See "Item 3. Source and Amount of Funds or Other Consideration" and "Item 4. Purpose of Transaction" for descriptions of the Stockholders Agreement and the Merger Agreement, which descriptions are qualified in their entirety by reference to the full text of the respective agreements, copies of which are attached as Exhibits 99.2 and 99.3 hereto, respectively. Exhibits 99.2 and 99.3 hereto are specifically incorporated herein by reference in answer to this Item 6. In connection with the initial public offering of the Company in August 2005, BACI entered into a Voting Trust Agreement, dated August 8, 2005 (the "Voting Trust Agreement"), with Wells Fargo Bank, N.A., as voting trustee (the "Voting Trustee") and the Company. Pursuant to the Voting Trust Agreement, BACI deposited 1,270,745 shares of the Common Stock of the Company owned by BACI into a voting trust. Under the Voting Trust Agreement, the Reporting Persons have the power to dispose or direct the disposition of the shares deposited in the voting trust and the right to receive all dividends paid on such shares, but do not have the right to vote such shares. Generally, the Voting Trustee must vote such shares in proportion to, or with the majority of, the non-BACI votes cast or abstained from voting on any matters submitted for a vote of the stockholders of the Company. In connection with the Merger, the Voting Trustee will be required to vote the shares of Common Stock subject to the voting trust on a pro rata basis proportionate to all other votes actually cast (excluding votes cast by BACI with respect to the shares of Common Stock held by it outside of the voting trust). The foregoing description of the Voting Trust Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Trust Agreement, a copy of which is attached as Exhibit 99.4 hereto and specifically incorporated herein by reference in answer to this Item 6. Item 7. Material to Be Filed as Exhibits Exhibit Name 99.1 Joint Filing Agreement, dated as of Filed herewith August 14, 2006 by and among the Reporting Persons 99.2 Stockholders Agreement, dated August 4, Incorporated by 2006, among Arrow Capital US Inc., and reference to each of Greenhill Capital Partners, Exhibit 99.2 to L.P., Greenhill Capital Partners the Current (Cayman), L.P., Greenhill Capital Report on Form Partners (Executive), L.P. and 8-K filed by Greenhill Capital, L.P., Brazos Equity the Company on Fund 2000, L.P. and Banc of America August 4, 2006 Capital Investors SBIC, L.P. (File No. 51455) 99.3 Agreement and Plan of Merger, dated Incorporated by August 4, 2006, among Arrow Capital US, reference to Inc., Arrow Subsidiary Corporation, Exhibit 2.1 to Delek Group Ltd. and Republic Companies the Current Group, Inc. Report on Form 8-K filed by the Company on August 4, 2006 (File No. 51455) 99.4 Voting Trust Agreement, dated August 8, Filed herewith. 2005, by and among Banc of America Capital Investors SBIC, L.P., Wells Fargo Bank, N.A. and Republic Companies Group, Inc. SIGNATURE After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Dated: August 14, 2006 BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P. By: Banc of America Capital Management SBIC, LLC, its general partner By: Banc of America Capital Management, L.P., its sole member By: BACM I GP, LLC, its general partner By: /s/ J. Travis Hain Name:J. Travis Hain Title: Managing Member BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC By: Banc of America Capital Management, L.P., its sole member By: BACM I GP, LLC, its general partner By: /s/ J. Travis Hain Name:J. Travis Hain Title: Managing Member BANC OF AMERICA CAPITAL MANAGEMENT, L.P. By: BACM I GP, LLC, its general partner By: /s/ J. Travis Hain Name:J. Travis Hain Title: Managing Member BACM I GP, LLC By: /s/ J. Travis Hain Name: J. Travis Hain Title: Managing Member /s/ J. Travis Hain J. Travis Hain Annex A A-1 BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P. Executive Officers Not Applicable. Address Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. A-2 BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC Executive Officers J. Travis Hain Senior Vice President and Managing Director Ann Hayes Browning Senior Vice President and Managing Director George E. Morgan, III Senior Vice President and Managing Director Walker L. Poole Senior Vice President and Managing Director Robert H. Sheridan, III Senior Vice President and Managing Director Address Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. A-3 BANC OF AMERICA CAPITAL MANAGEMENT, L.P. Executive Officers J. Travis Hain Senior Vice President and Managing Director Ann Hayes Browning Senior Vice President and Managing Director George E. Morgan, III Senior Vice President and Managing Director Walker L. Poole Senior Vice President and Managing Director Robert H. Sheridan, III Senior Vice President and Managing Director Address Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. A-4 BACM I, GP, LLC Executive Officers J. Travis Hain Senior Vice President and Managing Director Ann Hayes Browning Senior Vice President and Managing Director George E. Morgan, III Senior Vice President and Managing Director Walker L. Poole Senior Vice President and Managing Director Robert H. Sheridan, III Senior Vice President and Managing Director Address Each of such executive officers can be reached c/o: Banc of America Capital Investors, 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. Exhibit 99.1 JOINT FILING AGREEMENT JOINT FILING AGREEMENT, dated as of the 14th day of August, 2006, between (i) Banc of America Capital Investors SBIC, L.P., (ii) Banc of America Capital Management SBIC, LLC, (iii) Banc of America Capital Management, L.P., (iv) BACM I GP, LLC and (v) J. Travis Hain (collectively, the "Joint Filers"). WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing; NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows: 1. The Schedule 13D with respect to the Common Stock, par value $ 0.01 per share, of Republic Companies, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers. 2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein. 3. Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. 4. This Joint Filing Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument. IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written. BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P. By: Banc of America Capital Management SBIC, LLC, its general partner By: Banc of America Capital Management, L.P., its sole member By: BACM I GP, LLC, its general partner By: /s/ J. Travis Hain Name:J. Travis Hain Title: Managing Member BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC By: Banc of America Capital Management, L.P., its sole member By: BACM I GP, LLC, its general partner By: /s/ J. Travis Hain Name:J. Travis Hain Title: Managing Member BANC OF AMERICA CAPITAL MANAGEMENT, L.P. By: BACM I GP, LLC, its general partner By: /s/ J. Travis Hain Name:J. Travis Hain Title: Managing Member BACM I GP, LLC By: /s/ J. Travis Hain Name: J. Travis Hain Title: Managing Member /s/ J. Travis Hain J. Travis Hain